HF Sinclair Corporation

2828 N. Harwood, Suite 1300

Dallas, Texas 75201

May 30, 2024

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	HF Sinclair Corporation

Form 10-K for Fiscal Year Ended December 31, 2023

Form 8-K filed on February 21, 2024

File No. 001-41325

Ladies and Gentlemen:

HF Sinclair Corporation (the “Corporation”) has received the letter dated May 15, 2024 from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Corporation’s annual report on Form 10-K for the fiscal year ended December 31, 2023 and Form 8-K filed on February 21, 2024. The Corporation respectfully requests an extension to the deadline for responding to the letter in order for the Corporation to devote appropriate time and resources to consider the Staff’s comments and complete its responses. The Corporation expects to provide its response to the letter via EDGAR by June 13, 2024.

Please direct any questions that you have with respect to the foregoing, or any requests for additional supplemental information required by the Staff, to the undersigned at (214) 954-6657 or Atanas.atanasov@hfsinclair.com, or to Katherine Terrell Frank at (214) 220-7869 or kfrank@velaw.com.

Very truly yours,

HF Sinclair Corporation

By:	/s/ Atanas H. Atanasov
Name:	Atanas H. Atanasov
Title:	Executive Vice President and Chief Financial Officer

cc:	Stacey Foland, Acting General Counsel and Secretary

Katherine Terrell Frank, Vinson & Elkins L.L.P.